EXHIBIT 99.1

Statement explaining how earnings per share information was calculated in this annual report

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2008, 2007 and 2006 is based on the profit attributable to the equity holders of the Company for the year of RMB6,488,908,000, RMB3,230,450,000 and RMB2,372,985,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008. The comparative figures of 2007 and 2006 have been adjusted accordingly.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2008, 2007 and 2006.